

May 26, 2010

By Facsimile and U.S. Mail
Mr. Gregory Rotelli
Chief Financial Officer
Toro Ventures Inc
14000 Tahiti Way, #302
Marina Del Ray, CA 90202

       Re: **Toro Ventures Inc.**
                Form 10-KSB for the Fiscal Year Ended June 30, 2008
                Filed September 26, 2008
                Response Letter Dated July 7, 2009
                Response Letter Dated August 31, 2009
                Response Letter Dated December 7, 2009
                Response Letter Dated March 19, 2010
                File No. 000-51974

Dear Mr. Rotelli :

       We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated March 19, 2010 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended June 30, 2008

1.   We note your response to comment three of your letter dated March 19, 2010 which indicates your internal control over financial reporting was effective as of June 30, 2008. We further note that your prior response dated August 31, 2009 indicated that you had material weaknesses in your internal control over financial reporting. As indicated during our conference call on March 29, 2010, a registrant cannot conclude that its internal control over financial reporting is effective in the event that it determines there were one or more material weaknesses.

As indicated in the May 19, 2009 comment letter, you may find the following documents helpful in performing your evaluation of internal controls over financial reporting:

*   the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

*   the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

*   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief